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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            PURSUANT TO RULE 135(c)
                         OF THE SECURITIES ACT OF 1933


                               BAAN COMPANY N.V.


                                Zonncoordlaan 17
                                  6710 BG Ede
                                The Netherlands
                                      and
                              4600 Bohannon Drive
                           Menlo Park, California 94025 USA
                   (Addresses of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F   X      Form 40-F
                                  ------              ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                        Yes                 No   X
                            -------            ------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   82-  N.A.
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                               BAAN COMPANY N.V.
                                    Form 6-K

                               TABLE OF CONTENTS



                                                                    Page


News Release of the Baan Company N.V.
  dated as of December 11, 1996


News Release of the Baan Company N.V.
  dated as of December 12, 1996








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NEWS RELEASE

                               [BAAN LETTERHEAD]

FOR IMMEDIATE RELEASE
---------------------

At The Baan Company                            At The Financial Relations Board
Esther de Haan                                 Ann Trunko (general information)
+31.341.375505                                 Sue Dooley (analyst contact)
                                               +1.415.986.1591

                 BAAN COMPANY ANNOUNCES OFFERING OF CONVERTIBLE
                               SUBORDINATED NOTES

MENLO PARK, CA, USA and EDE, THE NETHERLANDS - DECEMBER 11, 1996 - Baan Company N.V. (Nasdaq: BAANF; ASE: BAAN) today announced that it intends, subject to market and other conditions, to issue approximately $160 million of convertible subordinated notes (excluding notes issued pursuant to the overallotment option, if any) in an offering to qualified institutional investors in the United States and to investors outside the United States. The notes are expected to be listed on the PORTAL Market and the Amsterdam Stock Exchange.

The company stated that the net proceeds of the offering will be used principally for general corporate purposes, including working capital. It is contemplated that the notes will be convertible into Baan common shares and will have a five-year term. No other terms were disclosed.

The securities to be offered will not be registered under the United States Securities Act of 1933, as amended, of applicable United States state securities laws, and may not be offered or sold in the United States absent registration under the Securities Act and applicable state securities laws or available exemptions from the registration requirements.

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                           [BAAN COMPANY LETTERHEAD]

NEWS RELEASE

At The Baan Company                     At The Financial Relations Board
Esther de Haan                          Ann Trunko (general information)
+31.341.375505                          Sue Dooley (analyst contact)
                                        +1.415.986.1591

              BAAN COMPANY ANNOUNCES PRICING OF $175M CONVERTIBLE
                          SUBORDINATED NOTES OFFERING

MENLO PARK, CA, USA and EDE, THE NETHERLANDS - DECEMBER 12, 1996 - Baan Company N.V. (Nasdaq: BANNF; ASE: BAAN) today announced that it priced its $175 million of convertible subordinated notes due 2001 (excluding notes issuable pursuant to the overallotment option, if any) sold in an offering to qualified institutional investors in the United States and to investors outside the United States. The transaction is expected to close on December 23, 1996, subject to customary closing conditions.

        The notes are expected to be listed on the Amsterdam Stock Exchange and to be traded under Rule 144A in the United States on the PORTAL Market.

        The notes will have a 4.50% coupon, will be convertible into common stock of the Company at $44 per share and will have a five-year term. The company has granted the initial purchasers an option for 30 days to purchase up to $26.25 million of notes to cover overallotments, if any.

        The principal purpose of the offering is to increase the Company's capital base and financial flexibility. The Company stated that the net proceeds of the offering will be used principally for working capital and other general corporate purposes, including continued expansion of international operations, greater levels of research and development, enhancement of distribution and resale channels, and broadening of customer support capabilities. In addition, a portion of the net proceeds may be used to acquire complementary businesses, products or technologies.

                                     -MORE-

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BAAN COMPANY
ADD ONE

The securities to be offered will not be registered under the United States Securities Act of 1933, as amended, or applicable United States state securities laws, and may not be offered or sold in the United States absent registration under the Securities Act and applicable state securities laws or available exemptions from the registration requirements.

For more information on Baan Company at no cost, please call (800) PRO-INFO.

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SIGNATURE:

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           BAAN COMPANY N.V.



Date: January 8, 1997                      By: /s/ W. H. Heijting
                                               ------------------------
                                                   W. H. Heijting
                                                   Secretary to the Board
                                                   and General Counsel


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